



05035834

VF 3-2-05

)STATES
CHANGE COMMISSION
n, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL
RECEIVED
FEB 2 3 2005
WASH...TION

SEC FILE NUMBER
8- 52638

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/04___ AND ENDING ___12/31/04___
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Invesmart Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___Penn Center West Six, Suite 211___
(No. and Street)

___Pittsburgh___   ___PA___   ___15276___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Barry L. Howgate___   (207) 775-3451
                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Fortin, Howgate & Harmon___
(Name   if individual, state last, first, middle name)

___210 Western Avenue___   ___South Portland___   ___ME___   ___04106___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Nicola Battaglia__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Invesmart Securities, LLC__ , as of __December 31__ , 20 __04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

```
Notarial Seal
Catherine F. Dickson, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires May 23, 2005
```
Member, Pennsylvania Association of Notaries

__Nick Battaglia__
Signature

__FINOP__
Title

__Catherine F Dickson__
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Supplemental Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

INVESMART SECURITIES, LLC
PITTSBURGH, PENNSYLVANIA

FINANCIAL REPORT
YEAR ENDED
DECEMBER 31, 2004

FORTIN, HOWGATE & HARMON
Certified Public Accountants
South Portland, Maine

INVESMART SECURITIES, LLC
DECEMBER 31, 2004

INDEX

Roger L. Fortin, CPA
Barry L. Howgate, CPA
Thomas G. Harmon, CPA

February Fifteen
2   0   0   5

Independent Auditors' Report

Members
Invesmart Securities, LLC
Pittsburgh, Pennsylvania

We have audited the accompanying balance sheets of Invesmart Securities, LLC as of December 31, 2004 and 2003 and the related statements of operations, cash flows, and changes in members' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Invesmart Securities, LLC at December 31, 2004 and 2003 and the results of its operations, cash flows, and changes in members' equity for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such additional information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fortin, Howgate + Harmon

ASSETS

	2004	2003
CURRENT ASSETS:		
Cash	$ 923,958	$ 974,744
Commissions Receivable	335,594	222,714
Prepaid Expenses	36,627	27,932
Total Current Assets	1,296,179	1,225,390
TOTAL ASSETS	$ 1,296,179	$ 1,225,390

LIABILITIES AND MEMBERS' EQUITY

	2004	2003
CURRENT LIABILITIES:		
Due to Parent Company	$ 751,929	$ 806,408
Accrued Expenses	22,161	237,340
Total Current Liabilities	774,090	1,043,748
MEMBERS' EQUITY:		
Paid in Capital	709,403	709,403
Retained Earnings (Deficit)	(187,314)	(527,761)
Total Members' Equity	522,089	181,642
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,296,179	$ 1,225,390

See Notes to Financial Statements

INVESMART SECURITIES, LLC
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2004 AND 2003
(See Independent Auditors' Report)

	2004	2003
REVENUES:		
Commission Income	$ 4,906,693	$ 4,326,293
EXPENSES:		
Management Fees	4,504,530	4,274,653
Professional Services	9,643	13,492
Insurance	5,582	83,704
Registrations, Licenses and Other Fees	44,669	48,747
Conferences and Continuing Education	8,181	5,334
Other Expenses	1,031	833
	4,573,636	4,426,763
NET OPERATING INCOME (LOSS)	333,057	(100,470)
OTHER INCOME	7,390	3,333
NET INCOME (LOSS)	$ 340,447	$ (97,137)

See Notes to Financial Statements

INVESMART SECURITIES, LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004 AND 2003
(See Independent Auditors' Report)

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$ 340,447	$ (97,137)
Adjustments to Reconcile Net Income to Net Cash Used by Operating Activities:		
Changes in Assets and Liabilities:		
Commissions Receivable	(112,880)	(47,306)
Accrued Expenses and Prepaids	(223,874)	33,863
Net Cash Provided (Used) by Operating Activities	3,693	(110,580)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital Contributions	0	141,819
Loans From Parent Company	0	29,843
Repayment of Loans from Parent Company	(54,479)	0
Net Cash (Used) Provided by Financing Activities	(54,479)	171,662
NET (DECREASE) INCREASE IN CASH	(50,786)	61,082
CASH AT BEGINNING OF YEAR	974,744	913,662
CASH AT END OF YEAR	$ 923,958	$ 974,744

See Notes to Financial Statements

	Paid In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2002	$ 567,584	$ (430,624)	$ 136,960
Net Loss - 2003		(97,137)	(97,137)
Capital Contributions - 2003	141,819		141,819
Balance, December 31, 2003	$ 709,403	$ (527,761)	$ 181,642
Net Income- 2004		340,447	340,447
Balance, December 31, 2004	$ 709,403	$ (187,314)	$ 522,089

See Notes to Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business Activity:

Invesmart Securities, LLC (the Company) was formed as a limited liability company on February 29, 2000 and commenced operations in April of 2001. The Company is a broker-dealer engaged primarily in transactions in mutual funds. The Company does not hold or maintain any customer accounts. The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of NASD (National Association of Securities Dealers, Inc).

Limited Liability Company:

The financial statements included only those assets, liabilities and results of operations which relate to the business of Invesmart Securities, LLC. The financial statements do not include any assets, liabilities, revenues, or expenses attributable to the members' individual activities.

The Company's existence will continue until terminated under the operating agreement.

Cash Equivalents:

For purposes of reporting cash flows, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Revenue:

Commission revenues from mutual fund companies are recorded on a trade date basis.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - AFFILIATION:

Invesmart Securities, LLC is owned one hundred percent by Invesmart, Inc., a Delaware corporation.

NOTE 3 - RELATED PARTY TRANSACTIONS:

Management Agreement:

Invesmart Securities, LLC entered into a management agreement with its parent company, Invesmart, Inc., on September 20, 2000. Under the agreement, the management Company will assist Invesmart Securities in the day to day operation of Invesmart Securities and the management of its business, including financial services management, information systems, bookkeeping, record keeping, clerical services, and provide various other administrative functions.

NOTE 3 - RELATED PARTY TRANSACTIONS: (Cont'd)

As base compensation for the services to be provided by the management company, Invesmart Securities, LLC shall pay to the management company a management fee equal to 100 percent of the monthly revenues of Invesmart Securities. Effective December 1, 2003, the management fee became a fixed fee of $113,811 per month plus 90% of the excess remaining net operating income. As of January 1, 2004, the fixed fee portion of the management fee became $118,811 per month. Net operating income is defined as all of the earned income of Invesmart Securities, received from all sources, less all expenses accrued and payable by Invesmart Securities for the respective month, exclusive of the management fee. In addition to the management fee, the management company may invoice Invesmart Securities for overhead expenses in the amounts reasonably determined by the management company. The total management fees incurred by the Company in 2004 and 2003 were $4,504,530 and $4,274,653, respectively.

Due to Parent Company:

Invesmart Securities, LLC has received advances from its parent Company. There is no interest being charged on the advances. The advances are unsecured with no specific repayment terms. The balances as of December 31, 2004 and 2003 were $751,929 and $806,408, respectively.

NOTE 4 - NET CAPITAL REQUIREMENTS:

The Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness, as defined, may not exceed eight times net capital, as defined. At December 31, 2004, the Company's net capital for regulatory purposes was $149,868, which exceeded its required net capital of $51,606 by $98,262, and the percentage of aggregate indebtedness to net capital was 517%.

NOTE 5 - INCOME TAXES:

The Company will file a consolidated income tax return with its parent, Invesmart, Inc.. As such, the Company will not pay income taxes, as any income or loss will be included in the tax returns of of the parent company. Accordingly, no provision is made for income taxes in the financial statements.

NOTE 6 - CONCENTRATION OF CREDIT RISK:

The Company maintains a business money market account and a business checking account at one bank. Accounts at an institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. Cash at this institution exceeds Federally insured limits. The amount in excess of the FDIC limit totaled $723,958 as of December 31, 2004, and $874,744 as of December 31, 2003.

ADDITIONAL INFORMATION

CREDITS:
Members' Equity $ 522,089

DEBITS:
Nonallowable Assets:
Nonallowable Receivable from Brokers or Dealers   335,594
   Prepaid Expenses   36,627
     Total Debits   372,221

     TOTAL CAPITAL   149,868

MINIMUM NET CAPITAL - THE GREATER OF 6 2/3% of AGGREGATE
INDEBTEDNESS OF $51,606 OR $5,000.   51,606

     EXCESS NET CAPITAL $ 98,262

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   517%

TOTAL AGGREGATE INDEBTEDNESS $ 774,090

See the reconciliation of the computation of net capital pursuant to uniform net capital Rule 15c3-1
included in the Company's corresponding unaudited Form X-17A-5 Part IIA Filing with the computation
included in this report.

INVESMART SECURITIES, LLC
RECONCILIATION OF COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1
TO COMPUTATION IN CORRESPONDING UNAUDITED FORM X-17A-5
PART 11A FILING WITH THE COMPUTATION INCLUDED IN THIS REPORT
DECEMBER 31, 2004

NET CAPITAL AS REPORTED IN COMPANY'S DECEMBER 31, 2004 UNAUDITED
FILING OF PART 11A OF FORM X-17A-5 $ 477,413

NET ADJUSTMENTS   (327,545)

NET CAPITAL AS REPORTED ON PAGE 8 OF THIS REPORT $ 149,868

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (K)(1) of that Rule.

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS

FORTIN, HOWGATE & HARMON

Certified Public Accountants

210 Western Avenue • South Portland, ME 04106-2416
(207) 775-3451 • Fax (207) 879-0926

Roger L. Fortin, CPA
Barry L. Howgate, CPA
Thomas G. Harmon, CPA

February Fifteen
2   0   0   5

Board of Directors
Invesmart Securities, LLC
Pittsburgh, Pennsylvania 15276

In planning and performing our audit of the financial statements of Invesmart Securities, LLC for the year ended December 31, 2004, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Invesmart Securities, LLC that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedure for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Fortin, Howgate + Harmon